Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Organization
NATC Holding Company, Inc.	Delaware
North Atlantic Trading Company, Inc.	Delaware
Turning Point Brands, LLC	Delaware
Intrepid Brands, LLC	Delaware
National Tobacco Finance Corporation	Delaware
National Tobacco Company, L.P.	Delaware
North Atlantic Operating Company, Inc.	Delaware
North Atlantic Cigarette Company, Inc.	Delaware
Stoker, Inc.	Tennessee
Fred Stoker & Sons, Inc.	Tennessee
RBJ Sales, Inc.	Tennessee